

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2014

Via E-mail
Michael Hinshaw
President, Principal Executive Officer, Principal Accounting
Officer, Principal Financial Officer, Treasurer and a Director
Touchpoint Metrics, Inc.
201 Spear Street, Suite 1100
San Francisco, CA 94105

> **Re: Touchpoint Metrics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 000-54918**

Dear Mr. Hinshaw:

We have reviewed your filing and have the following comment. Please note that we have limited our review to only your financial statements and related disclosures. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page F-1

1.   Please confirm whether or not the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and revise the auditors' reports to indicate as such pursuant to PCAOB Auditing Standard No. 1. In this regard, we note that the report refers to "generally accepted auditing standards in the United States of America." In addition, the accountant's report is labeled as "Independent Auditor's Report." The accountant's report should be titled as "Report of the Independent Registered Public Accounting Firm." Also, the financial statements identified as being audited in the opening paragraph should be consistent with the titles of statements included in the filing. Finally, the report is signed by a firm that does not

exactly match the registered firm name with the PCAOB. Please explain. Refer to the Illustrative Reports in the Appendix to PCAOB Auditing Standard No. 1. and AU Section 508.08. Please amend your filing to provide an audit report that contains the required language.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief